Filed Pursuant to Rule 433

Registration Statement No. 333-264452

AVERY DENNISON CORPORATION

$400,000,000 5.750% SENIOR NOTES DUE 2033

PRICING TERM SHEET

March 6, 2023

This pricing term sheet should be read together with the Preliminary Prospectus Supplement dated March 6, 2023 (the “Preliminary Prospectus Supplement”) to the Prospectus dated April 22, 2022.

Issuer:	Avery Dennison Corporation

Ratings*:	Baa2 (Moody’s) / BBB (S&P) (Stable/Stable)

Legal Format:	SEC-Registered

Trade Date:	March 6, 2023

Settlement Date**:	March 15, 2023 (T+7)

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Mizuho Securities USA LLC HSBC Securities (USA) Inc. SMBC Nikko Securities America, Inc.

Co-Managers:	J.P. Morgan Securities LLC Goldman Sachs & Co. LLC PNC Capital Markets LLC Loop Capital Markets LLC Standard Chartered Bank Academy Securities, Inc.

Principal Amount:	$400,000,000

Maturity Date:	March 15, 2033

Benchmark Treasury:	UST 3.500% due February 15, 2033

Benchmark Treasury Price and Yield:	96-03 / 3.979%

Spread to Benchmark Treasury:	+183 bps

Yield to Maturity:	5.809%

Issue Price (Price to Public):	99.557% of principal amount

Coupon (Interest Rate):	5.750%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2023

Interest Record Dates:	March 1 and September 1

Optional Redemption:	Prior to December 15, 2032 (three months prior to their maturity date) (the “Par Call Date”), we may redeem the notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein) plus 30 basis points, less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed plus, in each case, accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP:	053611 AN9

ISIN:	US053611AN94

*	A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
**

It is expected that delivery of the notes will be made against payment therefor on or about March 15, 2023, which will be the seventh business day following the date of pricing of the notes (such settlement cycle being herein referred to as T+7). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade the notes prior to the second business day before settlement should consult their own advisors.

The issuer has filed a registration statement (including a Prospectus) on Form S-3 (SEC File No. 333-231039) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the Preliminary Prospectus Supplement and the accompanying Prospectus from BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146 and Mizuho Securities USA LLC at 1-866-271-7403.